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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

Mail Processing Section

SEC FILE NUMBER
8- 20747

NOV 29 2017
Washington DC
408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cape Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Pennsylvania Avenue
(No. and Street)

McDonough	**GA**	**30253**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim R. Webb **(678) 583-1120**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 NOV 29 PM 4:36
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Jim R. Webb**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Cape Securities, Inc., as

of **September 30**, **2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public


JULI A CONN
NOTARY
PUBLIC
HENRY COUNTY, GEORGIA

Expires 9/21/2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cape Securities, Inc.

We have audited the accompanying financial statements of Cape Securities, Inc., which comprise the statement of financial condition as of September 30, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Cape Securities, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cape Securities, Inc. as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of Cape Securities, Inc. financial statements. The information is the responsibility of Cape Securities, Inc. management. Our audit procedures included determining whether the information in Schedules I, II, III and IV reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

November 27, 2017
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

CAPE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2017

ASSETS	
Cash and cash equivalents	165,445
Clearing deposit	100,000
Due from clearing broker-dealer	32,173
Commissions receivable-other	129,202
Office furniture and equipment, net of accumulated depreciation of 41,802	43,033
Prepaid expenses	8,365
Due from brokers	19,135
Total Assets	**497,353**

LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	39,404
Accrued litigation and settlements	55,000
Due to related party	39,526
Accrued commissions	189,364
Accrued payroll and taxes	12,240
Note payable to regulators	22,004
Total Liabilities	**$357,538**
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value 1,500,000 shares authorized, 230,000 shares issued and outstanding	230,000
Additional paid-in capital	335,360
Retained earnings	(425,545)
Total stockholder's equity	**$139,815**
Total liabilities and stockholder's equity	**$497,353**

CAPE SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended September 30, 2017

REVENUES	
Commissions	5,062,068
Fees from branches and brokers	349,590
Other	65,048
Total Revenue	**$5,476,706**
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions, compensation and benefits	4,624,827
Clearance fees	132,504
Occupancy	126,066
Communications	34,274
Other operating expenses	663,751
Total Expenses	**$5,581,423**
NET LOSS	**($104,716)**

Cape Securities, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2017

Cash Flow From Operating Activities	
Net Loss	(104,716)
Adjustments to reconcile Net loss to cash	
used by Operating Activities:	
Depreciation and Amortization	12,158
(Gain) Loss on Securities	-
(Increase) Decrease in Commissions Receivable - Other	58,556
(Incease) Decrease in Due from Clearing Broker	9,267
(Increase) Decrease in Prepaid Expenses	646
Increase (Decrease) in Receivables from Related Party	40,949
Increase (Decrease) in Due From Brokers	6,493
Increase (Decrease) in Due from Employees	450
Increase (Decrease) in Accounts Payable, Accrued Expenses, and Other Liabilities	72,594
Net Cash used by Operating Activities	**(48,792)**
Cash Flows from Financing Activities	
Distribution to Stockholder	98,000
Repayment of note payable to regulators	(32,030)
Note Payable - insurance financing, net	(12,233)
Net Cash provided by Financing Activities	53,737
Net Increase (Decrease) in Cash and Cash Equivalents	**4,945**
Cash and Cash Equivalents:	
Beginning of Year	170,390
End of Year	165,445

CAPE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended September 30, 2017

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, September 30, 2016	230,000	237,360	(320,829)	146,531
Net income (loss)			($104,716)	($104,716)
Contributions (Distributions)		98,000		98,000
Balance, September 30, 2017	230,000	335,360	(425,545)	139,815

CAPE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2017

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of North Carolina in 1985. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of investment securities.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less, that are not held for sale in the ordinary course of business, to be cash and cash equivalents in the balance sheet and the statement of cash flows.

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected S corporation status whereby the income or losses of the Company flow through to and are taxable to its stockholder.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Commissions Receivable: Commissions receivable are non-interest bearing uncollateralized obligations receivable from brokerage transactions.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Securities owned are valued at market value, and securities owned, that are not readily marketable, are valued at fair value as determined by management.

Due from Clearing Broker-Dealer: The receivable from the Company's clearing broker-dealer consists primarily of commissions' receivable from brokerage transactions.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were available to be issued.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2017, the Company had net capital of $54,761, which was $30,925 more than its required net capital of $23,836 and the ratio of aggregate indebtedness to net capital was 6.5 to 1.0.

CAPE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2017

NOTE C – RELATED PARTIES

Effective August 2016, the Company leases office premises from a related party for $7,500 monthly under a sublease that expires July 2019. The related party landlord pays its landlord $6,827 monthly and is dependent upon the Company to fund its lease commitment.

The related party's commitment under the office premises operating lease for which it is dependent upon the Company's sublease for payment is $6,827 monthly pursuant to a month to month arrangement.

In addition, effective September 2014 a related entity purchased two automobiles used by officers of the Company, under installment notes for which the related entity will be dependent upon the Company for cash flow for the installment payments. Future payments required under the terms of the notes are the following:

2018	19,000
2019	19,000
Thereafter	19,000
Total	$57,000

Effective January 1, 2017, the Company has an administrative services agreement with a related party. Pursuant to the agreement, the related party paid approximately $438,277 of payroll cost incurred by the Company for which the related party was reimbursed or will be reimbursed by the Company. The due to related party of $39,526 in the accompanying financial statement arose from this agreement.

NOTE D – FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the

NOTE D – FINANCIAL INSTRUMENTS (CONTINUED)

customer or other broker is unable to fulfill its contracted obligations and the Company will purchase or sell the financial instrument underlying the contract at a loss.

Concentrations of Credit Risk: The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE E – CLEARING BROKER & CLEARING AGREEMENTS

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

Amounts receivable from its clearing organizations at September 30, 2017 consists of commissions receivable and funds on deposit in various accounts. The receivables are considered fully collectible and no allowance is required.

The Company's fully disclosed clearing agreement with its clearing broker dealer requires that the Company maintain net capital of not less than $75,000 which is in excess of net capital at the end of the fiscal year.

NOTE F – CONTINGENCIES

At September 30, 2017, the Company is engaged in two arbitrations with customers incurred in the normal course of business. At September 30, 2017, the Company has accrued $25,000 for the expected cost to litigate and settle the matters. It is reasonably possible that the eventual outcome of these matters could differ from the amount accrued and that difference could be material.

NOTE G – REGULATORY MATTERS

The firm owes a note payable to regulators in the amount of $22,004. The firm entered into an agreement to pay the amount of $2250 per month. The amount will be paid in full by the end of June 2018.

CAPE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2017

NOTE H – NET LOSS

The Company had a loss in 2017 which was significantly less than that in 2016. Management attributes this to expense reductions put in place at the end of 2016 coupled with an increase in revenue. Management believes this trend will continue, enabling the Company to improve its financial position during 2018. Furthermore, the Company believes that losses from arbitrations will be significantly reduced in future years as evidenced by the materially fewer ongoing arbitrations with no additional cases currently anticipated. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization if the Company ceases to continue as a going-concern.

SCHEDULE I
CAPE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF SEPTEMBER 30, 2017

NET CAPITAL:	
Total stockholder's equity	139,815
Less non-allowable assets:	
Office furniture and equipment	43,033
Prepaid expenses and deposits	8,365
Accounts receivable from brokers	19,135
Commission Receivable, net of commission payable	14,520
Net capital before haircuts	54,761
Net capital	**54,761**
Required minimum net capital	5,000
Aggregate indebtedness	357,538
Required net capital based on aggregate indebtedness	23,836
Excess net capital	30,925
Ratio of aggregate indebtedness to net capital	6.5 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2017

Net capital, as reported in Part IIA of Form X-17 a-5	233984
Audit adjustments:	
Due from clearing and broker dealer	(83,266)
Addional Litagation accrual	(30,000)
To recongize additional commission payable	(26,433)
To record additional payroll expense due to related party	(39,523)
Net capital, as reported above	54,762

CAPE SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED SEPTEMBER 30, 2017

The Company has no liabilities subordinated to claims and general creditors.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cape Securities, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Cape Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cape Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Cape Securities, Inc. stated that Cape Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cape Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cape Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

November 27, 2017
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC



Cape Securities, Inc.

Cape Securities, Inc.
1600 Pennsylvania Ave.
McDonough, GA 30253
Ph: 678) 583-1120
Fax: 678) 583-1258

BROKER DEALERS ANNUAL EXEMPTION REPORT

Cape Securities, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Cape Securities, Inc. met the aformentioned exemption provisions throughout the fiscal year ended September 30, 2017 without exemption.

Jim R. Webb

Jim R. Webb
CEO
November 17, 2017

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

CAPE SECURITIES, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of
Cape Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2017 which were agreed to by Cape Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Cape Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cape Securities, Inc.'s management is responsible for Cape Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2017, with the amounts reported in Form SIPC-7 for the year ended September 30, 2017, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

November 27, 2017
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

SIPC-7B

(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B

(34-REV 6/17)

For the fiscal year ended 9/30/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20747 FINRA SEP
CAPE SECURITIES INC
1600 PENNSYLVANIA AVE
MCDONOUGH GA 30253-9113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lisa Dunn

2. A. General Assessment (item 2f from page 2) — $ 6890.00

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (exclude interest) — (5105.24)

5/1/17
Date Paid

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — 1784.76

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — ______

F. Total assessment balance and interest due (or overpayment carried forward) — $ 1784.76

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) — $ 1784.76

H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cape Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 21 day of November, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

Item No.

	TOTAL REVENUE	beginning 10/1/2016 and ending 12/31/2016	beginning 1/1/2017 and ending 9/30/2017
		Eliminate cents	
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,476,706 (the sum of both periods)	$ 1,347,244	$ 4,129,462
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts			
(3) Net loss from principal transactions in commodities in trading accounts			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities			
(7) Net loss from securities in investment accounts.			
Total additions			
2c Deductions			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		281,314	1,117,790
(2) Revenues from commodity transactions			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		54,446	77,614
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		415	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):			
(Deductions in excess of $100,000 require documentation)			

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______ $ ______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 5,709 $ 16,143

	beginning 10/1/2016 and ending 12/31/2016	beginning 1/1/2017 and ending 9/30/2017
Enter the greater of line (i) or (ii)	5,709	16,143
Total deductions	341,884	1,211,547
2d SIPC Net Operating Revenues	$ 1,005,360	$ 2,917,915
2e General Assessment at applicable rate for assessment period.	$ 2,513 (@.0025)	$ 4,377 (@.0015)
2f Total General Assessment add both columns	$ 6,890 (to page 1, line 2.A)	

Cape Securities, Inc.

Financial Statements and Supplementary Schedules

For the Period Ended September 30, 2017

With

Report of Independent Registered Public Accounting Firm